SECURI[illegible] MISSION

04004092

OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden
hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
FEB 24 2004
WASH. D.C. 155 SECTION

SEC FILE NUMBER
8 - 49613

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2003** AND ENDING **DECEMBER 31, 2003**
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SHORELINE TRADING GROUP LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 SOOUTH FIGUEROA STREET, SUITE 1475
(No. and Street)

LOS ANGELES, CA 90017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WINNIE WOO 213 614-1950
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

9171 Wilshire Boulevard, Suite 500 **Beverly Hills, California 90210**
(Address) (City) (State) (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/24

OATH OR AFFIRMATION

I, KRAIG A. KUPIEC, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SHORELINE TRADING GROUP LLC, as of DECEMBER 31 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALL ACCOUNTS ARE IN ANY GIVEN INDIVIDUALS OWN NAME OR AN INTEREST MAY EXIST THROUGH INVESTMENT PARTNERSHIPS WITH MULTIPLE UNAFFILIATED PARTNERS.

Signature

MANAGING MEMBER
Title

Notary Public

SUSAN M. SAVINO
Commission # 1312258
Notary Public - California
Los Angeles County
My Comm. Expires Aug 3, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHORELINE TRADING GROUP LLC

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENT
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2003

SHORELINE TRADING GROUP LLC

CONTENTS

9171 Wilshire Boulevard
Suite 500
Beverly Hills, California 90210
310-273-2770/Fax 310-273-6649
www.rkco.com

New York • Beverly Hills • San Francisco • Dallas • Walnut Creek, CA • Roseland, NJ • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members of Shoreline Trading Group LLC

We have audited the accompanying statement of financial condition of Shoreline Trading Group LLC as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Shoreline Trading Group LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
February 3, 2004

SHORELINE TRADING GROUP LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS		
Cash	$	1,864,892
Due from clearing broker		1,927,724
Securities owned, at market		3,701,187
Accounts receivable		7,566
Investment in partnership		14,323
Property and equipment, net of accumulated depreciation of $84,721		48,515
Deposits and other		41,927
	$	7,606,134
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Securities sold, not yet purchased, at market	$	1,955,752
Accounts payable, accrued expenses and other liabilities		1,113,294
Due to clearing broker		1,087,601
Total liabilities		4,156,647
Members' equity		3,449,487
	$	7,606,134

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies (continued)

Concentration of Credit Risk

The Company maintains cash in demand deposit accounts with federally insured banks. At times, the balances in the accounts are in excess of federally insured limits.

2. Securities owned and securities sold, not yet purchased

Details of securities owned and securities sold, not yet purchased at December 31, 2003 are as follows:

	Securities Owned	Sold, Not Yet Purchased
Equity securities	$ 2,303,700	$ 1,955,752
Options	5,887	-
Collateralized mortgage obligation bonds	1,391,600	-
	$ 3,701,187	$ 1,955,752

3. Commitment

The Company leases office space in Los Angeles and New Jersey under non-cancellable operating leases expiring in the year 2006. At December 31, 2003, the Company's future minimum rental commitment is as follows:

Year ending December 31,	
2004	$ 124,650
2005	124,650
2006	118,450
	$ 418,000

The Company also leases offices in New York on a month-to-month basis. Total Company rent expense was $188,383 for the year ended December 31, 2003.

4. Related-party transactions

The Company is affiliated with an investment adviser and earns commissions from introducing trades of affiliated investment partnerships on behalf of the investment adviser. For the year ended December 31, 2003, such commissions totaled approximately $730,000 on principal trades of $373,000,000.

1. Nature of operations and summary of significant accounting policies (continued)

Concentration of Credit Risk

The Company maintains cash in demand deposit accounts with federally insured banks. At times, the balances in the accounts are in excess of federally insured limits.

2. Securities owned and securities sold, not yet purchased

Details of securities owned and securities sold, not yet purchased at December 31, 2003 are as follows:

	Securities Owned	Sold, Not Yet Purchased
Equity securities	$ 2,303,700	$ 1,955,752
Options	5,887	-
Collateralized mortgage obligation bonds	1,391,600	-
	$ 3,701,187	$ 1,955,752

3. Commitment

The Company leases office space in Los Angeles and New Jersey under non-cancellable operating leases expiring in the year 2006. At December 31, 2003, the Company's future minimum rental commitment is as follows:

Year ending December 31,	
2004	$ 124,650
2005	124,650
2006	118,450
	$ 418,000

The Company also leases offices in New York on a month-to-month basis. Total Company rent expense was $188,383 for the year ended December 31, 2003.

4. Related-party transactions

The Company is affiliated with an investment adviser and earns commissions from introducing trades of affiliated investment partnerships on behalf of the investment adviser. For the year ended December 31, 2003, such commissions totaled approximately $730,000 on principal trades of $373,000,000.

5. Members' equity

The Company has four classes of members: A, B, C and D. Class A members are the Company's Managing Members. Class A and B members have voting rights and share in net profits and losses of the Company as indicated in the Agreement. Class C members do not have voting rights and are allocated net profits and losses in accordance with the Agreement. Class D members are the Company's trading members, do not have voting rights, and retain net trading profits and losses in their respective trading accounts after certain re-allocations, subject to high-water mark calculations, to other Company members, in accordance with the Agreement. Under the Agreement, members may voluntarily withdraw capital and receive distributions, or the Managing Members may require the allocation of a distribution to a member based on various time, notification, and performance criteria.

For the year ended December 31, 2003, net income, trading profits and losses, and member contributions and distributions were as follows, per member class:

	Class A	Class B	Class C	Class D	Total
Beginning capital	$ 540,269	$ 506,752	$ 499,999	$ 781,950	$ 2,328,970
Net income allocated	458,309	305,352	50,556		813,937
Cash contributions				3,090,000	3,090,000
Cash distributions			(50,556)	(990,960)	(1,041,516)
Trading profits contributed				393,765	393,765
Trading losses distributed				(2,135,669)	(2,135,669)
Ending capital	$ 998,578	$ 812,104	$ 499,999	$ 1,139,086	$ 3,449,487

6. Off-balance-sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, that the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

In addition, the receivables from the clearing brokers are pursuant to these clearance agreements.

7. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, under the alternative standard, of two percent of combined aggregate debits or a minimum of $250,000. At December 31, 2003, the Company had net capital of $2,701,450 which was $2,451,450 in excess of its required minimum net capital of $250,000.

There are no material differences between the computation of net capital and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2003.